# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Frazier Life Sciences Acquisition Corp. II, CIK 0002153598
CUSIP: G37103101
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 1001 Page Mill Road, Building 4, Suite 200B, Palo Alto, California (CA), 93404
Date of event which requires filing of this statement: 10/15/2026
Filed by CIK 0002153600
Persons authorized to receive notices and communications: Albert Cha, 1001 Page Mill Road, Building 4, Suite 200B, Palo Alto, California (CA), 93404, 650-325-5156

## Reporting persons
- Frazier Life Sciences Holdings II LLC (CIK 0002153600): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,983,749; sole dispositive power 0; shared dispositive power 1,983,749; aggregate amount beneficially owned 1,983,749 (20.5% of the class)
- Albert Cha: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,983,749; sole dispositive power 0; shared dispositive power 1,983,749; aggregate amount beneficially owned 1,983,749 (20.5% of the class)
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,983,749; sole dispositive power 0; shared dispositive power 1,983,749; aggregate amount beneficially owned 1,983,749 (20.5% of the class)
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,983,749; sole dispositive power 0; shared dispositive power 1,983,749; aggregate amount beneficially owned 1,983,749 (20.5% of the class)
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,983,749; sole dispositive power 0; shared dispositive power 1,983,749; aggregate amount beneficially owned 1,983,749 (20.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value
Name of issuer: Frazier Life Sciences Acquisition Corp. II
Address of issuer's principal executive offices: 1001 Page Mill Road, Building 4, Suite 200B, Palo Alto, California (CA), 93404

## Item 2. Identity and Background
Name of person filing:
The reporting persons filing this statement (collectively, the "Reporting Persons") are:
i. Frazier Life Sciences Holdings II LLC ("Sponsor")
ii. Albert Cha
iii. Frazier Life Sciences Public Fund, L.P. ("FLSPF")
iv. FHMLSP, L.P.
v. FHMLSP, L.L.C.
Residence or business address: The principal business address of each Reporting Person is 1001 Page Mill Road, Building 4, Suite 200B, Palo Alto, CA, 93404.
Present principal occupation or employment: The principal business of each Reporting Person is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor is organized under the laws of the Cayman Islands. Each of FLSPF, FHMLSP, L.P. and FHMLSP, L.L.C. is incorporated under the laws of the State of Delaware. Dr. Cha is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 12, 2026, the Sponsor acquired 2,156,250 Class B ordinary shares, par value $0.0001 (the "Class B ordinary shares") of Frazier Life Sciences Acquisition Corp. II (the "Issuer" or the "Company") for aggregate consideration of $25,000 using funds from working capital pursuant to the Securities Subscription Agreement, by and between the Sponsor and the Company (the "Subscription Agreement"). In August and September 2026, the Sponsor transferred 195,190 Class B ordinary shares to certain directors and executive officers for aggregate consideration of $2,263. In September 2026, the Sponsor forfeited 277,311 Class B ordinary shares for no consideration pursuant to the terms of the Subscription Agreement. Following the transfers and forfeiture, the Sponsor held 1,683,749 Class B ordinary shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares immediately prior to, concurrently with or immediately following the consummation of the Company's initial business combination, or at any time prior thereto at the option of the Reporting Person, on a one-for-one basis, subject to adjustment.

On October 15, 2026, the Company consummated its initial public offering (the "IPO") of 7,500,000 Class A ordinary shares, $0.0001 par value per share (the "Class A ordinary shares" and together with the Class B ordinary shares, the "Ordinary Shares").

Simultaneously with the consummation of the IPO, pursuant to the Private Placement Shares Purchase Agreement, dated October 13, 2026, by and between the Company and the Sponsor, Sponsor acquired 300,000 Class A ordinary shares (the "Private Placement Shares") at an offering price of $10.00 per Private Placement Share, for aggregate consideration to the Company of $3,000,000 (the "Private Placement"). The Private Placement Shares were purchased using funds from working capital.

The foregoing descriptions of the Subscription Agreement and Private Placement Shares Purchase Agreement do not purport to be complete, and are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated by reference herein and filed herewith as Exhibits 99.2 and 99.3, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 hereof is incorporated by reference in its entirety into this Item 4.

The securities described herein were acquired solely for investment purposes. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer's Ordinary Shares held by such stockholders. Additionally, the Reporting Persons may acquire additional securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons' investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Ordinary Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference. The sponsor is the direct holder of 1,983,749 Ordinary Shares, consisting of 300,000 Class A ordinary shares and 1,683,749 Class B ordinary shares, representing approximately 20.5% of the outstanding Ordinary Shares. The percent of class was calculated based upon 9,675,000 Ordinary Shares outstanding following the consummation of the IPO on October 15, 2026, as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on October 14, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Dr. Cha, as the sole manager of the Sponsor; FLSPF, as the sole equity holder of the Sponsor; FHMLSP, L.P., as the sole general partner of FLSPF; and FHMLSP, L.L.C., as the sole general partner of FHMLSP, L.P., may be deemed to share beneficial ownership of the 1,983,749 Ordinary Shares held directly by the Sponsor.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the Ordinary Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 3 and incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 is incorporated herein by reference.

In connection with the IPO and Private Placement, the Reporting Persons entered into the following agreements with the Company:

a Registration Rights Agreement, dated October 13, 2026, by and among the Company, the Sponsor and certain officers and directors of the Company (the "Initial Holders"), which provides for customary demand and piggy-back registration rights for the Initial Holders;

a Forward Purchase Agreement, dated October 13, 2026, by and between the Company and FLSPF, pursuant to which FLSPF committed that it will purchase a minimum of 2,500,000 Class A ordinary shares for $10.00 per share, or a minimum aggregate purchase price of $25,000,000, in a private placement that will close concurrently with the closing of the initial business combination;

a Letter Agreement, dated October 13, 2026, by and among the Company, the Sponsor, and each director and officer of the Company, pursuant to which the Sponsor, each of directors and officers of the Company have agreed to vote any Class B ordinary shares of the Company and any Class A ordinary shares held by him, her or it in favor of the Company's initial business combination; to facilitate the liquidation and winding up of the Company if an initial business combination is not consummated within the time period set forth in the Company's charter; to certain transfer restrictions with respect to the Company's securities; to certain indemnification obligations of the Sponsor; and the Company has agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of the Sponsor.

The foregoing descriptions of the Registration Rights Agreement, Forward Purchase Agreement and Letter Agreement do not purport to be complete, and are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated by reference herein and filed herewith as Exhibits 99.4, 99.5 and 99.6, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement (filed herewith).

Exhibit 99.2: Securities Subscription Agreement between the Company and the Sponsor, dated August 12, 2026 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 24, 2026).

Exhibit 99.3: Private Placement Shares Purchase Agreement, by and between the Company and the Sponsor, dated October 13, 2026 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 24, 2026).

Exhibit 99.4: Registration Rights Agreement, by and among the Company, the Sponsor, and certain officers and directors of the Company, dated October 13, 2026 (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 24, 2026).

Exhibit 99.5: Forward Purchase Agreement, by and between the Company and Frazier Life Sciences Public Fund, L.P., dated October 13, 2026 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 24, 2026).

Exhibit 99.6: Letter Agreement, by and among the Company, the Sponsor, and each director and officer of the Company, dated October 13, 2026 (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 24, 2026).

## Signatures
- Frazier Life Sciences Holdings II LLC: /s/ Albert Cha, Albert Cha, Manager (10/21/2026)
- Albert Cha: /s/ Albert Cha, Albert Cha (10/21/2026)
- Frazier Life Sciences Public Fund, L.P.: /s/ Albert Cha, Albert Cha, Managing Member of General Partner of General Partner (10/21/2026)
- FHMLSP, L.P.: /s/ Albert Cha, Albert Cha, Managing Member of General Partner (10/21/2026)
- FHMLSP, L.L.C.: /s/ Albert Cha, Albert Cha, Managing Member (10/21/2026)